Consent of Independent Registered Public Accounting Firm

Vanguard Natural Resources, LLC

Houston, Texas

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports (i) dated February 28, 2014, relating to the consolidated financial statements and the effectiveness of Vanguard Natural Resources, LLC’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and (ii) dated April 4, 2014, relating to the statement of revenues and direct operating expenses of the properties acquired from an unnamed seller for the year ended December 31, 2013 appearing in the Company’s Form 8-K/A filed on April 4, 2014.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Houston, Texas

September 10, 2014